[Letterhead of Sidley Austin LLP]

March 15, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  David Roberts

Re:	KKR Financial Holdings LLC
Registration Statement on Form S-4
Filed February 9, 2007
File No. 333-140586

Ladies and Gentlemen:

On behalf of KKR Financial Holdings LLC (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated March 9, 2007 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4, File No. 333-140586, filed on February 9, 2007 (the “Form S-4”), relating to the restructuring plan to cause KKR Financial Corp., a Maryland corporation, to become a subsidiary of the Company, which is to become publicly traded, and to undertake certain other related transactions (the “Conversion Transaction”).  The Conversion Transaction is summarized on pages 4 through 12 of the Form S-4.  On the date hereof, the Company has filed Amendment No. 1 to the Form S-4 (“Amendment No. 1”) incorporating the revisions described herein.  For your convenience, three (3) copies of Amendment No. 1, which has been marked to show the changes from the original Form S-4, are also being delivered to Mr. David Roberts.   For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter along with the responses of the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages in Amendment No. 1.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.                                      We note on page 41 your analysis of exemptions from regulation under the Investment Company Act of 1940.  We have referred your disclosure to the Division of Investment Management and we may have additional comments.

In a separate letter to the Investment Management Division, dated March 15, 2007, the Company provided a detailed analysis of its exemption under the Investment Company Act of 1940.

2.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

The only graphics the Company intends to use in the Form S-4 are KKR Financial Corp.’s logo, Mr. Saturnino S. Fanlo’s signature on the proxy statement/prospectus cover page and Mr. Andrew J. Sossen’s signature on the notice of special meeting.  The graphic representations of the logo and signatures were included in the initial Form S-4 filing as well as Amendment No. 1.

Proxy Statement/Prospectus Cover Page

3.                                      Please confirm that you will identify the date and place of the special meeting on the cover page.

The Company confirms that it will identify the date and place of the special meeting on the cover page.  The Company has revised the cover page to include blanks for the requested disclosure.

4.                                      Please remove from the cover page the cross-reference to disclosure regarding the tax consequences of the merger.  The cross-reference alone does not provide meaningful information to investors, and we note that you have provided a summary of the tax consequences in the forepart of the document.

The Company has removed the cross-reference to disclosure regarding the tax consequences of the merger from the cover page.

Summary

Structure of the Merger, page 6

5.                                      Footnote 2 on page 9 indicates that KKR Financial Corp. will issue preferred stock to approximately 125 unaffiliated stockholders after consummation of the merger.  Also, on page 55 you state that you intend to rely on the exemptions provided by Regulation D in issuing the preferred shares.  Please provide us with a detailed analysis of why you believe the exemptions provided by Regulation D will be available for the private offering.  Please address why your discussion of the private offering in this registration statement should not be considered a general solicitation for the private placement.

The incidental references to the sale of preferred REIT shares within the registration statement are not a form of general solicitation, as that term is used in Rule 502(c) of Regulation D.  The exclusive purpose of the disclosure concerning the preferred stock sale is to provide security holders considering the transaction assurance that, subsequent to the reorganization, measures will be undertaken to satisfy regulations necessary to the maintenance of REIT status.  KKR Financial Corp. and the Company believe that such information is necessary to a fair understanding of the restructuring and, consequently, required disclosure within the registration statement.

“General solicitation” is not defined by the regulation.  Instead, Rule 502(c)(1) and (2) provide illustrative forms of public communications that may not be used to offer or sell the securities.   These include, without limitation, advertisements or notices by means of print and electronic media and seminars whose audience was invited by means of such an advertisement or notice.  The type of communication proscribed by Rule 502(c) is one whose purpose or effect is the procurement of prospective offerees for the securities to be sold without registration in reliance on Regulation D.  The incidental references to the preferred share sales, constituting a miniscule fraction of the text in a document of more than 125 pages, have no such  purpose or effect.  The public character of the registration statement under Section 6 of the Securities Act and Rule 120 makes no difference to this conclusion.

Furthermore, our view is that the excerpts in question do not constitute an offer of the REIT’s preferred shares within the meaning of Section 2(a)(3) of the Securities Act.  No reasonable construction of the references in question could treat the references to the preferred offering as an effort to persuade a purchase of the REIT securities, to elicit interest in their purchase, or to condition a market for the securities.  We submit that the references in question include insufficient information concerning the issuer, the securities, and the offering itself to allow a reader of the registration statement to evaluate the offering, or more important, to participate in the offering.   The references to the REIT offering disclose considerably less information than would be permitted by Securities Act Rule 135c(a), in which the Commission recognizes that the mere public notice of information concerning an unregistered offering should not disparage the availability of an otherwise valid exemptive claim.

KKR Financial Corp. intends to effect the offer of its preferred shares necessary to preservation of REIT status by means of separate, private communication exclusively with accredited investors with whom there is a pre-existing substantive business relationship.  The Commission’s staff has recognized at least since its interpretative letter, E. F. Hutton & Co. (November 3, 1985), that such a relationship is antithetical to the finding of a general solicitation forbidden by rule 502(c).

Interest of Certain Persons in the Conversion Transaction, page 10

6.                                      Please provide a brief description of the interests of your officers and directors in the conversion transaction.  Also, please revise the more detailed discussion on page 62 to identify the officers and directors with interests in the conversion transaction.

The Company has included a brief description of the interests of our officers and directors in the conversion transaction on page 10 and has revised the disclosure on page 63 to identify the officers and directors with interests in the conversion transaction.

Selected Historical Financial Data, pages 15 to 16

7.                                      We note that you have provided financial data of which some of the data has been subject to an audit and some of the data represents interim data that has not been subject to an audit.  Clearly disclose interim data that has not been subject to an audit as unaudited.  Please apply this comment throughout your filing, as appropriate.

The Company advises the Staff that it has updated the financial data to reflect year end periods that have been audited and has identified the sources of the data as being the audited consolidated financial statements in the paragraph preceding the table on page 15.

Risk Factors, page 19

8.                                      Refer to the second paragraph of the introduction.  The references to risks that you do not consider material but that could have a material effect on your business are not appropriate.  Since you have already described all material risks, please remove the language referring to other risks.

The Company has removed the language referring to other risks in the second paragraph of the introduction of “Risk Factors.”

9.                                      A number of your risk factors appear to be generic to all public companies.  We note the following as examples only:

Future sales of shares may affect the market price of our shares (page 22);

Our earnings and cash distributions may affect the market price of our shares (page 22); and

The market price, trading volume and marketability of our shares may, from time to time, be significantly affected by numerous factors beyond our control, which may adversely affect the market price of your shares and our ability to raise capital through future equity financings (page 23).

Please eliminate these and other generic risk factors or revise to ensure that each risk factor describes the specific risks to your company.

The Company has eliminated the risk factors listed above as well as certain other risk factors on page 22 so that the risk factors that remain in the Form S-4 describe specific risks to the Company.

We leverage our portfolio investments, which may adversely affect our return on our investments and may reduce cash available for distribution, page 30.

10.                               You state that you may leverage your portfolio investments.  Please revise to note whether there are any limitations on the extent to which you may leverage your portfolio.

The Company has revised the disclosure to describe the limitations on the Company’s ability to leverage its portfolio.

The terms of our indebtedness may restrict our ability to make future distributions and impose limitations on our current and future operations page 40

11.                               You state that your credit facility contains a number of restrictive covenants that impose operating restrictions on you.  Please revise to briefly describe these restrictive covenants.

The Company has revised the disclosure on page 39 to briefly describe the restrictive covenants that impose operating restrictions on the Company.

Our Business After the Conversion Transaction, page 53

12.                               In footnote 1 to the table, you state “[t]he Product ROE computation for marketable and non-marketable equity investments assumes a pro forma 22% per annum return.  To date we have not realized any gains or losses on our non-marketable equity investments.”  Please revise to disclose the basis and limitation of this projection.  Refer to Item 10 of regulation S-K.

The Company has revised the disclosure to remove the table and footnotes as well as to eliminate any reference to the 22% per annum Product ROE for marketable and non-marketable equity investments.

13.                               Please revise to include a detailed discussion of the types of non-real estate investments that you will hold.  Also, please note whether there are any limits on the types of assets you may invest in.

The Company has provided a discussion of the types of non-real estate investments that it contemplates it may hold and whether there will be any limits on the types of assets in which the Company may invest on page 52.

Structure of KKR Financial Holdings LLC Following the Conversion Transaction, page 55

14.                               Please revise the chart to disclose the ownership percentage of each of the noted entities.  For instance, but without limitation, please note the Management of Manager’s ownership interest in KKR Financial LLC.

The Company has revised the chart to disclose the ownership percentage of each of the noted entities.

Secured Liquidity Note Subsidiaries, page 56

15.                               You state that your notes are rated A-1+, P-1, and F1+ by Standard and Poor’s, Moody’s and Fitch Inc.  Please provide us with supporting documentation for this assertion.

Under separate cover, the Company is supplementally providing to the Staff the requested supporting documentation.

Background of the Conversion Transaction and the Merger, page 58

16.                               We note that JPMorgan Chase & Co. made presentations to the special committee regarding the conversion transaction.  Please provide us with copies of any materials prepared by JPMorgan and presented to the special committee or the board.

Under separate cover, Davis Polk & Wardwell has, on behalf of JPMorgan Chase & Co. and the Company, supplementally provided to the Staff on a confidential basis JPMorgan’s presentation materials provided to the special committee and board.

Our Reason for the Conversion Transaction and the Merger, page 61

17.                               Refer to the second bullet point on page 61.  Please revise to explain how increasing your allocation of capital to non-real estate investments will enable you to leverage your affiliation with KKR and how this will provide you with business opportunities and significant competitive advantages.  Also, please disclose whether you have any agreements in place with KKR regarding any business opportunities.

The Company has revised the second bullet point under “Our Reasons for the Conversion Transaction and the Merger” to explain how increasing the Company’s allocation of capital to non-real estate investments will enable the Company to leverage its affiliation with KKR and how this will provide the Company with business opportunities and significant competitive advantages.  The Company has no agreements in place with KKR regarding any business opportunities.

Other Effects of the Merger, page 64

18.                               You state that a “copy of the form of the LLC agreement of KKR Financial Holdings LLC is set forth in Annex B.”  Please file Annex B with your next amendment.

Annex B is filed with Amendment No. 1.

Other Restructuring Transactions, page 66

19.                               Please expand the first paragraph to describe in more detail the amendments to the indentures of KKR Financial Corp.’s CDO subsidiaries.  Explain how the amendments will ensure compliance with Rule 3a-7 of the 1940 Act.

The first paragraph on page 67 has been revised to describe in more detail the amendments to the indentures of the above-referenced subsidiaries.

The amendments will enable the Company to comply with Rule 3a-7 of the 1940 Act as follows: KKR Financial Corp. sponsored the closing of three CDO transactions (“CDO” or “CDOs”), which, at the time of closing, were not required to be registered as investment companies because of the application of Section 3(c)(7).  To comply with the requirements of Rule 3a-7, the indentures had to be modified in several respects.

First, KKR Financial Corp. recognized that, pursuant to Rule 3a-7(a)(2)(ii), any securities not constituting “fixed-income securities” would need to be restricted to qualified institutional buyers as defined in Rule 144A.  Both the Ordinary Shares (the “voting” equity in the CDOs, with the right to vote upon directors of the issuer) and the Subordinated Notes (the most junior notes in the structure, often thought of as “equity” because of the riskiness of return) fell into this category, so the indenture was amended to impose these restrictions on these classes, with the consent of the holders thereof.  KKR Financial Corp. owns 100% of the Subordinated Notes, and, after giving effect to the indenture amendments and prior to the merger, KKR Financial Corp. will acquire 100% of the Ordinary Shares through a wholly-owned subsidiary.  Immediately after the merger, the Subordinated Notes and Ordinary Shares will be held, directly or indirectly, by KKR Financial Holdings LLC.  Accordingly, each of the CDOs will be a “majority owned subsidiary” of KKR Financial Holdings LLC.

Second, the qualifications of the trustee were revised to adhere precisely to the requirements of Rule 3a-7(a)(4)(i).  The trustee that had been appointed already met these requirements.

Third, changes were made to ensure that any acquisitions and dispositions met the requirements of Rule 3a-7(a)(3).  Restrictions on the issuer’s ability to acquire assets already met these standards as a general rule, although some changes were needed to ensure that only eligible assets could be acquired.  All of the assets actually held by the issuers were eligible assets.

The existing indentures, however, granted discretion to the collateral manager in deciding what assets to dispose of and left open the possibility that the collateral manager could sell assets “for the primary purpose of recognizing gains or decreasing losses due to market value changes.”  The collateral manager did not intend to use its discretion in this manner, however, so the discretion was eliminated and the provisions otherwise modified to ensure that no acquisitions or dispositions of assets could be made except in accordance with Rule 3a-7.  As amended, the indentures:

                (1) prohibit the disposition of assets except as contemplated by clauses (2), (3) and (4) below and expressly prohibit any disposition “for the primary purpose of recognizing gains or decreasing losses due to market value changes”;

                (2) require the collateral manager to sell securities that become defaulted securities, equity securities or securities subject to tax withholding;

                (3) require the sale of assets that have declined, or have a significant risk of declining, in credit quality, and that exhibit other specified criteria (which have been developed as indicators that cash flow to the noteholders may be impaired); and

                (4) otherwise permit the sale of assets only if (a) there has been a failure to satisfy one or more tests imposed by the rating agencies to ensure adequate cash flow to the noteholders, and (b) the collateral manager reasonably believes that the proposed sale and reinvestment will result in compliance with the test (or bring the issuer closer to compliance with the test), thereby mitigating the negative consequences to noteholders arising from a failure to satisfy that test.

The remaining requirements of Rule 3a-7 were already met by the existing indentures and will be met by the indentures as amended.

.

Our Officers, Our Manager and the Management Agreement, page 68

20.                               Please revise to note whether your Manager provides management services for any other entity.

The disclosure has been revised on page 72 to state that (i) KKR Strategic Capital Management LLC, an affiliate of KKR Financial Advisors LLC, the Company’s Manager, manages three private investment funds and (ii) KKR Financial LLC, the parent of our Manager, through a wholly owned subsidiary is the manager for certain series of corporate secured floating rate notes, and related derivative instruments, issued by an unaffiliated third party.

21.                               Please revise to state the nature of the affiliation between your Manager and KKR.  Also, please note whether your Manager has an agreement in place whereby KKR will provide your Manager with any type of support or assistance in performing its management functions.

The disclosure has been revised on page 79 to state the nature of the affiliation between the Company’s Manager and KKR. There is no agreement in place whereby KKR will provide the Manager with any type of support or assistance in performing its management functions.

22.                               We note your disclosure of unaudited pro forma financial information.  Please tell us what consideration you have given to adding qualifying language to your disclosure which may address, but is not limited to, the fact that the pro forma financial information is provided for illustrative purposes and may not reflect future position or operating results of KKR Financial Holdings LLC.

The disclosure has been revised on page 70 to include qualifying language regarding pro forma financial information.

23.                               Please add a note to your pro forma financial information that one-time transaction costs are anticipated to total $2 million in connection with the conversion transaction.

The Company has included in note two (2) to their pro forma financial information on page 71 that one-time transaction costs are anticipated to total $2 million in connection with the conversion transaction.

The Collateral Management Agreement, page 76

24.                               Please revise to briefly describe your relationship with CLO 2005-1, CLO 2005-2, and CLO 2006-1.

The Company has revised the disclosure on page 79 to describe the Company’s relationship with KKR Financial CLO 2005-1, Ltd., KKR Financial CLO 2005-2, Ltd. and KKR Financial CLO 2006-1, Ltd., which are foreign taxable REIT subsidiaries that were established to facilitate securitization transactions which are structured as secured financing transactions.

Our Board of Directors, page 78

25.                               In the first paragraph, you state that the KKR Financial Corp. board currently consists of thirteen directors; however, you only list twelve directors.  Please reconcile these disclosures.

The description on page 81 has been reconciled to state that the board of directors of KKR Financial Corp. currently consists of twelve directors.

Where you Can Find Additional Information, page 130

26.                               We note that the KKR Financial Corp. 10-K for the period ended December 31, 2006 incorporates the KKR Financial Corp. proxy statement by reference.  Please note that we will not be in a position to clear this filing until the KKR Financial Corp. proxy statement is filed or the information is included by amendment to the 10-K or the Form S-4.

Pursuant to our conversation with the Staff, the Company will file its definitive proxy statement prior to the effective date of the Company’s Registration Statement or the Company will revise the prospectus/proxy so that it is for the annual meeting of shareholders and not a special meeting of shareholders.

Financial Statements

General

27.                               Please update the financial statements and the disclosures of KKR Financial Corp. in your filing in accordance with Rule 3-12 of Regulation S-X.  Please update the financial information provided in other parts of your document to be consistent.  Please note that due to the requirement to update the financial statements, we have reviewed the December 31, 2006 10-K of KKR Financial Corp., filed on February 23, 2007.  Please see the applicable comments below.

The Company has updated its financial statements and disclosures in accordance with Rule 3-12 of Regulation S-X.

Consolidated Statements of Cash Flows, page F-10

28.                               We note that distributions paid on common stock exceeded net cash provided by operating activities during the year ended December 31, 2006.  Please discuss the source(s) of these excess distributions, within the Liquidity and Capital Resources section of your Management’s Discussion and Analysis of Financial Condition and Results of Operations, as distributions in excess of net cash provided by operating activities raise concerns about the sustainability of distributions into the future.

The Company advises the Staff that the Company will include the following language in its future filings that contain the Liquidity and Capital Resources section of  Management’s Discussion and Analysis of Financial Condition and results of Operations:

Based on changes in our working capital, for any given period the cash flows provided by operating activities may be less than the cumulative distributions paid on our shares for such period and such shortfall, if any, may be funded through the issuance of unsecured indebtedness or through the borrowing of additional amounts through the pledging of certain of our assets.  Our board of directors considers available liquidity when declaring distributions to shareholders.

Residential Mortgage Loans, page F-24

29.                               It appears from your disclosure of delinquency status as of December 31, 2006 that over 17% of your residential loans were in foreclosure or taken back as REO properties.  Please clarify to us the degree of your exposure to subprime mortgages in both your mortgage loans held for investment and through securitizations.  Specifically address whether you have exposure to optional payment mortgage loans and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

The information provided in the residential mortgage loan delinquency status table on page F-25 of the 10-K and in the disclosure following the table does not include $5.0 billion of residential mortgage loans which are current in respect of scheduled payments.  KKR Financial Corp.’s residential mortgage loan portfolio totaled $5.1 billion as of December 31, 2006, as disclosed on page F-23 of the 10-K, of which $5.0 billion, or 99.1% of total mortgage loans, were current in respect of scheduled payments.  Additionally, as set forth in the residential mortgage loan delinquency table and the related discussion on page F-25 of the 10-K, as of December 31, 2006, residential mortgage loans totaling $47.3 million, or 0.9% of total mortgage loans, were non-current with respect to payment status, inclusive of mortgage loans in foreclosure proceedings.  Finally, as disclosed on page F-25 of the 10-K as of December 31, 2006, KKR Financial Corp. had completed foreclosure proceedings on six residential mortgage loans totaling $1.3 million that were classified as real estate owned.

The Company does not own any (i) subprime residential mortgage loans or (ii) mortgage-backed securities where the underlying collateral consists of subprime residential mortgage loans.  Furthermore, the Company does not own any (i) residential mortgage loans which have a payment option feature, or (ii) mortgage-backed securities where the underlying residential mortgage loans have a payment option feature.  The Company’s residential mortgage loan portfolio is considered to be “prime” credit quality based on (i) FICO® scores, and (ii) loan-to-value ratios.  As disclosed on page 57 of the 10-K, the Company’s residential mortgage loan portfolio has a weighted average FICO® score and weighted average loan-to-value ratio of 739 and 68.6%, respectively, as of December 31, 2006.

Power of Attorney, page II-5

30.                               Please have the registration statement signed by your controller or principal accounting officer.  Refer to Form S-4, Instruction 1 to Signatures.

The registration statement will be signed by the Company’s Chief Financial Officer, Jeffrey B. Van Horn, the principal accounting officer of the Company.

Exhibits

31.                               Pease file the legal and tax opinions and the form of proxy card with your next amendment, or provide us with drafts to review.  We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

The Company has filed the applicable legal opinion, as well as the form of proxy card, with Amendment No. 1.  Under separate cover, Hunton & Williams LLP supplementally provided to the Staff on a confidential basis a draft of its tax opinion, and an executed tax opinion based upon said draft will be a part of the registration statement as of the effective date.

KKR Financial Corp.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations

32.                               The Executive Overview on page 41 states that you follow a multi-asset class strategy including investments in commercial real estate loans and debt securities.  Disclosure on page 48, however, indicates that you sold a substantial majority of your commercial real estate portfolio in 2006.  Please tell us whether the sale of these assets represents a material trend in your business and capital resource.

The sale of certain commercial real estate investments disclosed on page 48 of the 10-K does not represent a material trend in the Company’s business and/or capital resources.  As disclosed on page 48 of the 10-K, the Company sold $209.5 million of commercial real estate investments.  The Company expects to purchase commercial real estate investments in the future provided that the expected returns exceed management’s hurdle rate of returns.  As disclosed on page 54 of the 10-K, the Company’s investment portfolio totaled $17.1 billion as of December 31, 2006, and the aforementioned sale of commercial real estate investments totaled less than 2% of the Company’s investment portfolio at the time of sale. The multi-asset class strategy described on page 41 of the 10-K describes the asset classes in which the Company invests and the extent of the Company’s investments in each of these asset classes is dependent upon risk-adjusted returns relative to other asset class investment opportunities.  With respect to commercial real estate investments, the nature of the investments the Company has made in this asset class is similar to investments the Company makes in the corporate asset class with respect to returns and financing alternatives.

Asset Quality

Loans, page 56

33.                               Please tell us why your allowance for loan losses for your residential mortgage loan portfolio did not fluctuate during the year ended December 31, 2006 given that you acquired 6 properties through foreclosure in 2006 as opposed to zero in 2005 and that there were 33 loans that were 90 days or greater past due as of December 31, 2006 as opposed to six as of December 31, 2005.

Additionally, it would appear that given your portfolio primarily consists of ARM and Hybrid ARM loans, that you would be subject to increasing rates of default as interest rates increase.

The Company maintains an allowance for loan losses at a level that it believes is adequate based on an evaluation of known and inherent risks related to its loan investments. The Company’s allowance for loan losses as of December 31, 2005, was recorded subsequent to Hurricanes Katrina and Rita and was based upon the Company’s analysis of its exposure to losses related to loans where the underlying properties collateralizing the loans were located in areas that were directly affected by Hurricanes Katrina and Rita.  No loan losses were realized by the Company during fiscal year 2005 or 2006 as a result of (i) defaults related to Hurricanes Katrina and Rita, or (ii) defaults that were unrelated to Hurricanes Katrina or Rita. The Company’s allowance for loan losses as of December 31, 2006, remains unchanged from December 31, 2005, as the Company has determined that its allowance for loan losses is adequate for losses inherent in its loan portfolio as of December 31, 2006 and 2005.  The Company’s determination that its allowance for losses inherent in its loan portfolio is adequate as of December 31, 2006 and 2005 is based upon the Company’s analysis of its loan portfolio as of those dates. The Company’s analysis includes an evaluation of its loan portfolio for inherent losses which includes various relevant factors including evaluating the fair value of properties collateralizing its loans that are delinquent, and the probability of default of its loans which are delinquent or in foreclosure as of the dates set forth above.

The Company’s residential mortgage loan portfolio primarily consists of adjustable rate mortgage, or ARM, and Hybrid ARM loans which are of high credit quality as determined by (i) FICO ® scores, and (ii) loan-to-value ratios.  Although certain characteristics of ARM and Hybrid ARM loans, specifically the periodic interest rate adjustment features, increases their overall risk profile during periods of increasing interest rates, the Company has limited its investments to prime credit quality residential mortgage loans sourced from a limited number of nationally recognized banking institutions and the Company has not invested in subprime ARM or Hybrid ARM loans where the probability of default, due principally to lower credit quality obligors,  are significantly increased in an increasing interest rate environment.

34.                               If material, please describe to us your practices and policies relating to loan loss mitigation, including work-outs for troubled borrowers.  Also describe your specific experience with loan loss mitigation in the periods reported.

The Company advises the Staff that all of the Company’s residential mortgage loans are master serviced by Wells Fargo & Company and Citibank N.A., both nationally recognized mortgage servicing institutions.  Each of the Company’s master servicers have significant experience and established written policies realting to the servicing and loss mitigation for (i) delinquent loans, (ii) loans in foreclosure, and (iii) disposition of owned real estate properties.  Accordingly, the Company respectfully does not believe that its servicing and loss mitigation practices and policies are material since the Company’s residential mortgage portfolio consists of “prime” quality loans which typically experience a lower rate of default as compared to subprime and other loans which exhibit higher risk characteristics.

Item 8.  Financial Statements and Supplementary Data

General

35.                               Please provide Schedule IV — Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X.

Under separate cover, the Company is supplementally providing to the Staff the Mortgage Loans on Real Estate schedule as prescribed by Rule 12-29 of Regulation S-X.  The reconciliation of the carrying amount of mortgage loans from the beginning to the ending of each period presented is included on page F-24 of the 10-K.  The Company also advises the Staff that certain information provided in the attached schedule, specifically the carrying amount of mortgage loans and the principal amount of loans subject to delinquent principal or interest is included on pages F-23 and F-24, respectively, of the 10-K.  The Company respectfully advises the Staff that it will include this schedule in future filings on Form 10-K.

Exhibits 31.1 and 31.2

36.                               We note that you have made certain modifications to the exact form of the required certifications including the deletion of the language (“the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and the replacement of the word “registrant” with “Corporation” throughout the exhibit.  Please revise your Exhibits as the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Pursuant to our discussion with the Staff, the Company will include the described certifications in future filings under the Securities Exchange Act of 1934, as amended, in the form set forth in Regulation S-K.

* * * * *

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (312) 853-2217.

Very truly yours,

/s/ Michael A. Gordon
Michael A. Gordon

cc:	David A. Netjes
Andrew J. Sossen
Jeffrey B. Van Horn